UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2005

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1

Angiotech Pharmaceuticals, Inc. today announced that its corporate partner, Boston Scientific Corporation (“BSC”) has announced that six articles related to its pivotal TAXUS IV clinical trial were published in the April 19 edition of the prestigious Journal of American College of Cardiology (JACC), with the launch of a special issue devoted to the TAXUS IV trial.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date: April 20, 2005

      By:/s/ David M. Hall

      Name: David M. Hall

      Title: Chief Financial Officer

Exhibit 1

FOR IMMEDIATE RELEASE

NEWS RELEASE

Wednesday, April 20, 2005

ANGIOTECH PARTNER ANNOUNCES PUBLICATION OF SIX TAXUS IV ARTICLES IN PRESTIGIOUS JOURNAL OF AMERICAN COLLEGE OF CARDIOLOGY

VANCOUVER, BC, April 20, 2005 – Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP) corporate partner Boston Scientific (“BSC”) today announced that six articles related to its pivotal TAXUS IV clinical trial were published in the April 19 edition of the prestigious Journal of American College of Cardiology (JACC), with the launch of a special issue devoted to the TAXUS IV trial.

TAXUS IV is a randomized, double-blind pivotal trial enrolling 1,314 patients at 73 sites in the United States, assessing the safety and efficacy of BSC’s slow-release formulation TAXUS® Express™ paclitaxel-eluting coronary stent system, now in its third follow up year. The TAXUS IV study, which met its primary endpoint of nine-month target vessel revascularization, has supported the safety, efficacy and durability of the TAXUS system across a broad range of complex patients, as stated by BSC.

The TAXUS IV articles published in the April 19 JACC are a collection of secondary analyses including the following:

- “Outcomes of Paclitaxel-Eluting Stent Implantation in Patients With Stenosis of the Left Anterior Descending Coronary Artery” (George Dangas, M.D., et. al.)

- “Gender-Based Outcomes After Paclitaxel-Eluting Stent Implantation in Patients With Coronary Artery Disease” (Alexandra J. Lansky, M.D., et. al.)

-  “Outcomes With the Polymer-Based Paclitaxel-Eluting TAXUS Stent in Patients With Diabetes Mellitus: The TAXUS-IV Trial” (James B. Hermiller, M.D., et. al.)

- “Outcomes With the Paclitaxel-Eluting Stent in Patients With Acute Coronary Syndromes: Analysis From the TAXUS-IV Trial” (Jeffery W. Moses, M.D., et. al.)

- “Relationship Between Angiographic Late Loss and Target Lesion Revascularization After Coronary Stent Implantation:  Analysis From the TAXUS-IV Trial” (Stephen G. Ellis, M.D., et. al.)

- “Polymer-Based Paclitaxel-Eluting Stents Reduce In-Stent Neointimal Tissue Proliferation:  A Serial Volumetric Intravascular Ultrasound Analysis From the TAXUS-IV Trial” (Neil J. Weissman, et. al.)

To view abstracts of these articles, please visit the following website and scroll down to “Current Table of Contents”:  www.cardiosource.com/journalsbooks/journals/journal?sdid=4884&

BSC acquired worldwide exclusive rights from Angiotech to use paclitaxel to coat its coronary stent products and has co-exclusive rights to other vascular and non-vascular products.

Vancouver-based Angiotech Pharmaceuticals, Inc. is a specialty pharmaceutical company pioneering the combination of pharmaceutical compounds with medical devices and biomaterials to both create novel solutions for poorly addressed disease states and dramatically improve surgical outcomes. To find out more about Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP), please visit our website at www.angiotech.com.

Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words "anticipates," "believes," "may," "continue," "estimate," "expects," "may" and "will" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the United States Securities and Exchange Commission or the Canadian securities regulators. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company does not assume the obligation to update any forward-looking statements.

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CONTACTS:

Todd Young, Angiotech Pharmaceuticals (Analysts & Investors) (604) 221-7676 ext 6933

Rui Avelar, Angiotech Pharmaceuticals, Inc (Analysts) (604) 221-7676 ext 6996

Eric Starkman, Starkman & Associates (Media) (212) 252-8545 ext 12